UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-8F

    APPLICATION FILED PURSUANT TO SECTION 8(f) OF THE INVESTMENT COMPANY ACT
  OF 1940 (the "Act") AND RULE 8f-1 THEREUNDER FOR ORDER DECLARING THAT COMPANY
                     HAS CEASED TO BE AN INVESTMENT COMPANY

                             Dated: January 8, 2004

I.   General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1):

         [ x ]      Merger

         [   ]      Liquidation

         [   ]      Abandonment   of   Registration   (Note:   Abandonments   of
                    Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

         [   ]      Election of status as a Business  Development Company (Note:
                    Business  Development  Companies  answer  only  questions  1 through 10 of this form and complete verification at the end of the form.)


2.   Name of fund:

                    Ayco Series Trust

3.   Securities and Exchange Commission File No.:

                    811-10115

4.   Is this an initial Form N-8F or an  amendment  to a  previously  filed Form
     N-8F?

                    [ x ]    Initial Application       [  ]     Amendment

5. Address of Principal Executive Office (include No. & Street, City, State Zip Code):

                    One Wall Street
                    Albany, NY 12203-3894

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

                    Ethan Corey
                    Dechert LLP
                    1775 I Street NW
                    Washington, DC 20006
                    (202) 261-3304

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with Rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

                    U.S. Bancorp Fund Services, LLC
                    615 East Michigan Street
                    Milwaukee, Wisconsin 53202

                    U.S. Bank, N.A.
                    425 Walnut Street
                    Cincinnati, Ohio 45202

                    The Ayco Company, L.P.
                    One Wall Street
                    Albany, New York, 12205

8.   Classification of fund (check only one):

     [ x ]  Management company

     [   ] United investment trust; or

     [   ] Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):

                    [x] Open-end [ ] Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

                    Delaware

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

                    The Ayco Company, L.P.,
                    One Wall Street
                    Albany, New York 12205

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

                    Mercer Allied Company, L.P.
                    One Wall Street
                    Post Office Box 15073
                    Albany, New York 12212-5073

13.  If the fund is a unit investment trust ("UIT") provide:

     (a)  Depositors' name(s) and address(es):

                    Not Applicable.

     (b)  Trustee's name(s) and address(es):

                    Not Applicable.

     14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

                    [ x ]    Yes       [ x ]   No

         If Yes, for each UIT state (name, file no. and business address):

         American General Life Insurance Company Separate Account D File No. 811-02441
         American General Life Insurance Company
         2727-A Allen Parkway
         PO Box 1931
         Houston, Texas 77251-1931

         American General Life Insurance Company Separate Account VL-R File No. 811-08561
         American General Life Insurance Company
         2727-A Allen Parkway
         PO Box 1931
         Houston, Texas 77251-1931

         The United States Life Insurance Company in the City of New York
             Separate Account USL VL-R
         File No. 811-09359
         The United States Life Insurance Company in the City of New York 830 Third Avenue
         New York, New York 10022

         JPF Separate Account A
         File No. 811-04160
         Jefferson Pilot Financial Insurance Company
         One Granite Place
         Concord, New Hampshire 03301

         JPF Separate Account C
         File No. 811-08230
         Jefferson Pilot Financial Insurance Company
         One Granite Place
         Concord, New Hampshire 03301

         JPF Variable Annuity Separate Account
         File No. 811-09779
         Jefferson Pilot Financial Insurance Company
         One Granite Place
         Concord, New Hampshire 03301

         JPF Variable Annuity Separate Account II
         File No. 811-08374
         Jefferson Pilot Financial Insurance Company
         One Granite Place
         Concord, New Hampshire 03301

         JPF Separate Account B
         File No. 811-08470
         Jefferson Pilot LifeAmerica Insurance Company
         One Granite Place
         Concord, New Hampshire 03301

         The Travelers Fund UL for Variable Life Insurance
         File No. 811-03927
         The Travelers Insurance Company
         One Cityplace
         Hartford, Connecticut 06103-3415

         The Travelers Fund UL II for Variable Life Insurance
         File No. 811-07411
         The Travelers Life and Annuity Company
         One Cityplace
         Hartford, Connecticut 06103-3415

         John Hancock Variable Life Account UV
         File No. 811-07766
         John Hancock Life Insurance Company
         Insurance & Separate Accounts Div. - Law Sector
         John Hancock Place
         Boston, Massachusetts 02117

         John Hancock Variable Life Account S
         File No. 811-07782
         John Hancock Variable Life Insurance Company
         Insurance & Separate Accounts Div. - Law Sector
         John Hancock Place
         Boston, Massachusetts 02117

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                    [ x ]    Yes       [  ]   No

     If Yes, state the date on which the board vote took place:

                    August 26, 2003

     If No, explain:

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                    [ x ]    Yes       [  ]   No

     If Yes, state the date on which the shareholder vote took place:

                    November 25, 2003

     If No, explain:

II.  Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

                    [ x ]    Yes       [  ]   No

     (a)  If Yes, list the date(s) on which the fund made those distributions:

                    December 19, 2003

     (b)  Were the distributions made on the basis of net assets?

                    [ x ]    Yes       [  ]   No

         (c) Were the distributions made pro rata based on share ownership?

                    [ x ]    Yes       [  ]   No

         (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

         (e)      Liquidations only:

     Were any distributions to shareholders made in kind?

                    [   ]    Yes       [  ]   No

     If Yes, indicate the percentage of fund shares owned by affiliates or any other affiliation of shareholders:

17.  Closed-end funds only:

                    Not Applicable.

     Has the fund issued senior securities?

                    [   ]    Yes       [  ]   No

     If  Yes,   describe   the  method  of   calculating   payments   to  senior
     securityholders and distributions to other shareholders:

18.  Has the fund distributed all of its assets to the fund's shareholders?

                    [ x ]    Yes       [  ]   No

     If No,

     (a) How many shareholders does the fund have as of the date this form is filed?

     (b)  Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

                    [  ]    Yes       [ x ]   No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

20.  Does the fund have any assets as of the date this form is filed?

     (See question 18 above)

                    [  ]    Yes       [ x ]   No

     If Yes,

     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

     (b)  Why has the fund retained the remaining assets?

     (c)  Will the remaining assets be invested in securities?

                    [  ]    Yes       [  ]   No

21.  Does  the  fund  have  any  outstanding   debts  (other  than   face-amount
     certificates if the fund is a face-amount certificate company) or any other liabilities?

                    [  ]    Yes       [ x ]   No

     If yes,

     (a)  Describe the type and amount of each debt or other liability:

     (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.  Information About Event(s) Leading to Request For Deregistration

22.  (a)  List  the  expenses   incurred  in  connection   with  the  Merger  or
          Liquidation:

          (i)  Legal expenses:                                      $ 119,040.90

          (ii) Accounting expenses:                                 $   2,950.00

          (iii) Other expenses (list and identify separately):

                              Proxy Solicitation                    $   9,600.00

          (iv) Total expenses (sum of lines (i) - (iii) above):     $ 131,590.90

     (b) How were those expenses allocated? The expenses were allocated to The Ayco Company, L.P. and to Goldman Sachs Asset Management, L.P., the investment adviser to the fund surviving the Merger. No expenses were allocated to the fund's shareholders.

     (c)  Who paid those expenses?

          The Ayco Company, L.P. and Goldman Sachs Asset Management, L.P.

     (d)  How did the fund pay for unamortized expenses (if any)?

                    Not Applicable.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

                    [  ]    Yes       [ x ]   No

     If Yes, cite the release number of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.   Conclusion of Fund Business

24.  Is the fund a party to any litigation or administrative proceeding?

                    [  ]    Yes       [ x ]   No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

                    [  ]    Yes       [ x ]   No

     If Yes, describe the nature and extent of those activities:

VI.  Mergers Only

26.  (a) State the name of the fund surviving the Merger:

                    Goldman Sachs Capital Growth Fund, a series of Goldman Sachs Variable Insurance Trust

     (b)  State the Investment Company Act file number of the fund surviving the
          Merger:

                    811-08361

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

                    Form: 497
                    File No: 333-108360
                    Filing Date:  October 24, 2003

     (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.


                                  VERIFICATION

     The undersigned states that (i) he has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940, as amended, on behalf of Ayco Series Trust, (ii) he or she is the Vice President & Secretary of Ayco Series Trust and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information, and belief.


                                            By:   /s/ Peter H. Heerwagen
                                                  ---------------------------
                                                  Peter H. Heerwagen
                                                  Vice President & Secretary